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                                        Filed by: DoubleClick Inc. pursuant to
                                        Rule 425 under the
                                        Securities Act of 1933 and
                                        deemed filed pursuant to
                                        Rule 14a-12 under the
                                        Securities Exchange Act of
                                        1934.

                                        Subject Company: DoubleClick Inc.
                                        Commission File No.: 000-23709


                                        Contact: Jennifer Blum (Press)
                                                 DoubleClick
                                                 212.381.5705
                                                 jblum@doubleclick.net

                                                 Brenda Fields (Investors)
                                                 DoubleClick
                                                 212.381.5759
                                                 bfields@doubleclick.net

                                                 Richard Hurwitz
                                                 MessageMedia, Inc.
                                                 303.381.7500
                                                 investor@messagemedia.com



       DoubleClick and MessageMedia Revise Terms of Acquisition Agreement

New York, NY, October 11, 2001---DoubleClick Inc. (NASDAQ: DCLK), the leading digital marketing solutions company, today announced revised terms for the merger agreement with MessageMedia. The original merger agreement was entered into on June 1, 2001.

Under the terms of the amended merger agreement, DoubleClick will now issue one million shares of common stock. In addition, under certain conditions DoubleClick will make available to MessageMedia up to $1.5 million of bridge financing.

The revised transaction is expected to be completed in the fourth quarter of 2001. The transaction, which will be accounted for by the purchase method of accounting, is subject to customary closing conditions, including approval by MessageMedia shareholders. It is anticipated that the MessageMedia shareholders' meeting will be held on the morning of the closing date.

About DoubleClick

DoubleClick is building the infrastructure that makes marketing work in the digital world. Combining media, data, research and technological expertise,






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DoubleClick allows marketers to deliver the right message, to the right person, at the right time, while helping Web publishers maximize their revenue and build their business online. DoubleClick Inc. has Global headquarters in New York City and maintains 37 offices around the world.

About MessageMedia
MessageMedia, Inc. a leader in permission-based email marketing and messaging solutions, offers M3Platform, a powerful customer-centric e-messaging platform that fully integrates MessageMedia's outsourced solutions into a common architecture, and UnityMail 4.0 an award-winning licensed software. MessageMedia provides specialized solutions for the publishing, ISP/portal, retail/e-tail, financial services, high-tech, and travel and entertainment industries.

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: This news release contains statements of a forward-looking nature relating to the future events or the future financial results of DoubleClick. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider the various factors which could cause actual events or results to differ materially from those indicated from such forward-looking statements, including the matters set forth in DoubleClick's reports and documents filed from time to time with the Securities and Exchange Commission.

Additional Information and Where to Find It: It is expected that DoubleClick will file a Registration Statement on Form S-4 with the Securities and Exchange Commission and MessageMedia will file a proxy statement with the SEC in connection with the merger, and that DoubleClick and MessageMedia will mail a Proxy Statement/Prospectus to shareholders of MessageMedia containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about DoubleClick, MessageMedia, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus, once available, and DoubleClick's other SEC filings may be obtained from DoubleClick by directing a request through the Investors Relations portion of DoubleClick's website at http://www.doubleclick.net or by mail to DoubleClick Inc., 450 West 33rd Street, New York, NY 10001.